Exhibit 12.1
Holly Energy Partners, L.P.
Navajo Pipeline Co., L.P. (Predecessor)
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net income	$25,367	$39,271	$27,543	$26,816	$32,494
Minority interest in consolidated subsidiary	1,278	1,067	680	740	1,994

	26,645	40,338	28,223	27,556	34,488
Add total fixed charges (per below)	24,751	15,125	14,815	11,324	2,279

Total earnings	$51,396	$55,463	$43,038	$38,880	$36,767

Fixed charges:
Interest expense	$21,763	$13,289	$13,056	$9,633	$697
Capitalized interest	1,007	—	—	—	—
Estimate of interest within rental expense(1)	1,981	1,836	1,759	1,691	1,582

Total fixed charges	$24,751	$15,125	$14,815	$11,324	$2,279

Ratio of earnings to fixed charges	2.08	3.67	2.91	3.43	16.13

(1)	Represents 30% of the total operating lease rental expense, which is that portion, deemed to be interest.